SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form T-3

APPLICATION FOR QUALIFICATION OF INDENTURE

UNDER THE TRUST INDENTURE ACT OF 1939

Mirant Americas Generation, LLC

(Name of Applicant)

1155 Perimeter Center West

Suite 100
Atlanta, Georgia 30338
(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE

INDENTURE TO BE QUALIFIED

Title of Class	Amount
7.625% Senior Secured Notes due 2008	Aggregate principal amount up to $500 million

      Approximate date of proposed public offering: As soon as practicable after the date of this Application for Qualification.

Name and address of agent for service:	Copies to be sent to:
Doug L. Miller, Esq. Senior Vice President and General Counsel Mirant Corporation 1155 Perimeter Center West Suite 100 Atlanta, Georgia (678) 579-5000	J. Gregory Milmoe, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

      The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the obligor.

1.     General Information

      (a) Mirant Americas Generation, LLC (the “Company”), is a Delaware limited liability company.

      (b) The Company was incorporated in Delaware on May 12, 1999 and effective November 1, 2001, changed its form of organization from a corporation to a limited liability company.

2.     Securities Act Exemption Applicable

      The Company is offering to exchange (the “Exchange Offer”) $1,000 principal amount of the Company’s 7.625% Senior Secured Notes due 2008 (“New Secured Notes”) for each $1,000 principal amount of the Company’s currently outstanding 7.625% Senior Notes due 2006 (CUSIP No. 60467P AG 9) (the “Existing Notes”). The terms of the Exchange Offer are contained in the Offering Circular, dated June 2, 2003 (the “Offering Circular”), and in related documents attached hereto as Exhibit T3E.

      As the New Secured Notes are proposed to be offered for exchange by the Company with its existing security holders exclusively and solely for outstanding securities of the Company, the transaction is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the provisions of Section 3(a)(9) thereof. No sales of securities of the same class as the New Secured Notes have been or are to be made by the Company by or through an underwriter at or about the same time as the Exchange Offers for which the exemption is claimed. No consideration has been, or is to be given, directly or indirectly, to any person in connection with the transaction, except for the customary payments to be made in respect of preparation, printing, and mailing of the Offering Circular and related documents and the engagement of Deutsche Bank Trust Company Americas as Exchange Agent for the Company. No holder of the outstanding securities has made or will be requested to make any cash payment to the Company in connection with the Exchange Offers.

AFFILIATIONS

3.     Affiliates

      The following is a list of affiliates of the Company as of the date of this application. The voting securities of each of these entities are owned 100% by its immediate parent unless indicated otherwise.

Jurisdiction of
Name of Company	Organization

Mirant Americas Generation, LLC	Delaware
Mirant New York, Inc.	Delaware
Mirant New York Investments, Inc.	Delaware
Mirant Bowline, LLC	Delaware
(99% — Mirant New York Investments, Inc.; 1% — Mirant New York, Inc.)
Mirant Lovett, LLC.	Delaware
(99% — Mirant New York Investments, Inc.; 1% — Mirant New York, Inc.)
Mirant NY-Gen, LLC	Delaware
(99% — Mirant New York Investments, Inc.; 1% — Mirant New York, Inc.)
Hudson Valley Gas Corporation	New York
Mirant California Investments, Inc.	Delaware
Mirant California, LLC	Delaware
Mirant Delta, LLC	Delaware
Mirant Potrero, LLC	Delaware
Mirant Bay Area Procurement, LLC	Delaware

Jurisdiction of
Name of Company	Organization

Mirant New England, Inc.	Delaware
Mirant Canal, LLC	Delaware
Mirant Kendall, LLC	Delaware
Mirant New England, LLC	Delaware
Mirant Wisconsin Investments, Inc.	Delaware
Mirant Neenah, LLC	Delaware
Mirant Texas Management, Inc.	Delaware
Mirant Texas Investments, Inc.	Delaware
Mirant Central Texas, LP.	Delaware
(99% — Mirant Texas Investments, Inc.; 1% — Mirant Texas Management, Inc.)
Mirant Texas, LP.	Delaware
(99% — Mirant Texas Investments, Inc.; 1% — Mirant Texas Management, Inc.)
Mirant Parker, LLC	Delaware
(99% — Mirant Texas Investments, Inc.; 1% — Mirant Texas Management, Inc.)
Mirant Mid-Atlantic, LLC	Delaware
Mirant Chalk Point, LLC	Delaware
Mirant D.C. O&M, LLC	Delaware
Mirant Piney Point, LLC	Delaware
Mirant MD Ash Management, LLC	Delaware

MANAGEMENT AND CONTROL

4.     Directors and Executive Officers

      The following table lists the names and offices held by all directors and executive officers of the Company as of April 30, 2003. The mailing address for each of the individuals listed in the following table is:

c/o Mirant Americas Generation, LLC

1155 Perimeter Center West
Suite 100
Atlanta, Georgia

Name	Office

S. Marce Fuller	Manager
Harvey A. Wagner	Manager
Richard J. Pershing	President, Chief Executive Officer and Manager
J. William Holden III	Senior Vice President, Chief Financial Officer and
Treasurer
John W. Ragan	Senior Vice President
Anne M. Cleary	Vice President
John E. Dorsett Jr.	Vice President
Lisa D. Johnson	Vice President
Mark S. Lynch	Vice President
Dan Streek	Vice President and Principal Accounting Officer

5.     Principal Owners of Voting Securities

      As of May 30, 2003 the following persons owned 10% or more of the voting securities of the Company:

      Mirant Americas, Inc.                    100%

UNDERWRITERS

6.     Underwriters

      (a) Attached hereto as Annex A is a chart containing the name and complete mailing address of each person who within three years prior to the date hereof acted as an underwriter of any securities of the Company which are outstanding on the date hereof, and the title of each class of securities underwritten.

      (b) No person is acting, or proposed to be acting, as principal underwriter of the New Secured Notes proposed to be offered pursuant to the Indenture.

CAPITAL SECURITIES

7.     Capitalization

      (a) As of May 30, 2003

Title of Class	Amount Authorized	Amount Outstanding

Membership Units held by Mirant Americas, Inc. valued at $1000	1	1
7.625% Senior Notes due 2006	$500 million	$500 million
7.20% Senior Notes due 2008	$300 million	$300 million
8.30% Senior Notes due 2011	$850 million	$850 million
8.50% Senior Notes due 2021	$450 million	$450 million
9.125% Senior Notes due 2031	$400 million	$400 million

      (b) The membership interest possesses all voting rights of the Company, except those delegated to the Board of Managers from time to time.

INDENTURE SECURITIES

8.     Analysis of Indenture Provisions

      The New Secured Notes will be issued under an Indenture (the “Indenture”) to be dated as of the consummation of the Exchange Offer and entered into between the Company and Wells Fargo Bank, N.A. as trustee (the “Trustee”). The following analysis is not a complete description of the Indenture provisions discussed and is qualified in its entirety by reference to the terms of the Indenture, a form of which is attached as Exhibit T3C hereto and incorporated by reference herein. The Company has not entered into the Indenture as of the date of this filing, and the terms of the Indenture are subject to change prior to its execution. Capitalized terms used below but not defined herein have the meanings assigned to them in the Indenture.

      (a) Events of Default; Withholding of Notice

      An Event of Default with respect to the New Secured Notes is defined in the Indenture as being:

(i)	default in the payment of all or any part of the principal of, or premium, if any, on, any of the New Secured Notes of that series as and when the same shall become due and payable either at Maturity, upon any redemption, by declaration of acceleration or otherwise;

(ii)	default in the payment of any installment of interest upon any of the New Secured Notes of that series as and when the same shall become due and payable, and continuance of such default for period of 30 days;

(iii)	default in the payment of the principal of any bond, debenture, note or other evidence of indebtedness, in each case for money borrowed or in the payment of principal under any mortgage, indenture, fiscal agency agreement or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed, of the Company which default for payment of principal is in an aggregate principal amount exceeding $50,000,000 (or its equivalent in any other currency or currencies) when such indebtedness becomes due and payable (whether at maturity, upon redemption or acceleration or otherwise), if such default shall continue unremedied or unwaived for more than 30 Business Days and the time for payment of such amount has not been expressly extended; provided, that if such default under such evidence of indebtedness shall be remedied or cured by the Company or waived by the holders of such indebtedness, then the Event of Default hereunder by reason thereof shall be deemed likewise to have been remedied, cured or waived without further action upon the part of the Trustee or any of the holders;

(iv)	material default in the performance, or material breach, of any of the Company’s covenants or agreements contained in any provision of the Indenture or otherwise established with respect to that series of New Secured Notes pursuant to Section 301 of the Indenture (other than a covenant or agreement that has been expressly included in the Indenture solely for the benefit of one or more series of New Secured Notes other than such series) and such failure shall continue uncured for more than 60 days after written notice is given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 66 2/3% in aggregate principal amount of the Outstanding New Secured Notes of that series;

(v)	the failure of the Company generally to pay its debts as they become due, or the admission in writing of its inability to pay its debts generally, or the making of a general assignment for the benefit of its creditors, or the institution of any proceeding by or against the Company (other than any such proceeding brought against the Company that is dismissed within 180 days from the commencement thereof) seeking to adjudicate it bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition (in each case, other than a solvent liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition) of it or its debts under any law relating to bankruptcy, insolvency, reorganization, moratorium or relief of debtors, or seeking the entry of an order for relief or appointment of an administrator, receiver, fiscal agent, intervenor or other similar official for it or for any substantial part of its property, or the taking of any action by the Company to authorize any of the actions set forth in this subparagraph (v); or

(vi)	any other Event of Default provided with respect to New Secured Notes of that series in the supplemental indenture authorizing such series.

      If an Event of Default with respect to the New Secured Notes shall occur and be continuing, either the Trustee or the Holders of at least 33 1/3% in aggregate principal amount of the New Secured Notes may declare the principal amount of the New Secured Notes, and any interest accrued thereon, to be due and payable immediately. At any time after such declaration of acceleration has been made, but before a judgment or decree for payment of money has been obtained, if all Events of Default have been cured (other than the nonpayment of principal of the New Secured Notes which has become due solely by reason of such declaration of acceleration) then such declaration of acceleration shall be automatically annulled and rescinded.

      No Holder of the New Secured Notes shall have any right to institute any proceeding, judicial or otherwise, with respect to the Indenture, or for the appointment of a receiver or Trustee, or for any other remedy thereunder, unless (a) such Holder has previously given written notice to the Trustee of a continuing Event of Default with respect to the New Secured Notes; (b) the Holders of not less than a majority in principal amount of the New Secured Notes shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee; (c) such Holder or Holders have offered the Trustee indemnity satisfactory to the Trustee against the costs, expenses and liabilities to be incurred in compliance with such request; (d) the Trustee, for 60 days after its receipt of such notice, request and offer of indemnity, has failed to institute any such proceeding; and (e) no direction inconsistent with such written request has been given to the Trustee during such 60 day period by the Holders of a majority in principal amount of the outstanding New Secured Notes.

      (b) Authentication and Delivery of New Secured Notes; Use of Proceeds

      As set forth in Section 302 of the Indenture, the Senior Secured Notes to be issued under the Indenture may from time to time be executed on behalf of the Company by its Chairman of the Board, its President or one of its Vice Presidents and delivered to the Indenture Trustee for authentication and delivery in accordance with the Indenture. Each Senior Secured Note shall be dated the date of its delivery, and no Senior Secured Note shall be valid unless it bears a certificate of authentication, as provided in the Indenture, executed by the Trustee by manual signature of an authorized officer, and such certificate shall be conclusive evidence that such Senior Secured Note has been duly authenticated and delivered under the Indenture.

      Because the New Secured Notes are being issued in exchange for the Exchange Offer Securities, there will be no proceeds from the issuance of the New Secured Notes.

      (c) Release and Substitution of Property Subject to the Lien of the Indenture

      To secure the due and punctual payment of the obligations of the Company under this Indenture and the Senior Secured Notes of any series, the Company and the Trustee may enter into such collateral documents as may be specified in the terms of the particular series of Senior Secured Notes established as contemplated by Section 301 of the Indenture, to create the security interests and related matters referred to therein (the “Collateral Documents”).

      Collateral may be released from the security interest created by the applicable Collateral Documents at any time or from time to time, and the applicable Collateral Documents may be terminated, in accordance with the provisions of the applicable Collateral Documents. The release of any collateral from the terms of the Indenture and of the applicable Collateral Documents or the release of, in whole or in part, the liens created by the applicable Collateral Documents, or the termination of the applicable Collateral Documents, will not be deemed to impair the lien on the collateral in contravention of the provisions of the Indenture if and to the extent the collateral or liens are released, or the applicable Collateral Documents are terminated, pursuant to the applicable Collateral Documents. To the extent applicable, the Company and each obligor on any series of New Secured Notes shall cause Section 314(d) of the Trust Indenture Act relating to the release of property or securities from the lien related to the Indenture and of the applicable Collateral Documents to be complied with. Any certificate or opinion required by 314(d) of the Trust Indenture Act may be made by an officer of the Company, except in cases which 314(d) of the Trust Indenture Act requires that such certificate or opinion be made by an independent person.

      (d) Satisfaction and Discharge of the Indenture

      The Company, at its option, (a) will be discharged from any and all obligations in respect of the New Secured Notes (except in each case for the obligations to register the transfer or exchange of such New Secured Notes, replace stolen, lost or mutilated New Secured Notes, maintain paying agencies and hold moneys for payment in trust) or (b) need not comply with certain covenants of the Indenture with respect to the New Secured Notes in each case, if the Company irrevocably deposits with the Trustee, in trust,

(i) money or (ii) (A) U.S. Government Obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount, or (B) a combination thereof, in each case sufficient to pay and discharge the principal and interest on the outstanding New Secured Notes on the dates such payments are due in accordance with the terms of such New Secured Notes (or if the Company has designated a redemption date pursuant to the final sentence of this paragraph, to and including the redemption date so designated by the Company), and no Event of Default or event which with notice or lapse of time would become an Event of Default (including by reason of such deposit) with respect to the New Secured Notes shall have occurred and be continuing on the date of such deposit. To exercise any such option, the Company is required to deliver to the Trustee (x) an opinion of counsel (who may be counsel to the Company) to the effect that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge, which in the case of (a) must be based on a change in law or a ruling by the U.S. Internal Revenue Service, and (y) an Officers’ Certificate as to compliance with all conditions precedent provided for in the Indenture relating to the satisfaction and discharge of the New Secured Notes. If the Company shall wish to deposit or cause to be deposited money or U.S. Government Obligations to pay or discharge the principal of and interest, if any, on the outstanding New Secured Notes to and including the Redemption Date on which all of the outstanding New Secured Notes are to be redeemed, such Redemption Date shall be irrevocably designated by a Board Resolution delivered to the Trustee on or prior to the date of deposit of such money or U.S. Government Obligations, and such Board Resolution shall be accompanied by an irrevocable Company Request that the Trustee give notice of such redemption in the name and at the expense of the Company not less than 15 nor more than 30 days prior to such Redemption Date in accordance with the Indenture.

      (e) Evidence Required to be Furnished by the Company to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture.

      The Company shall comply with section 314(a)(4) of the Trust Indenture Act.

9.	Other Obligors

      None.

      Content of Application for Qualification. This application for qualification comprises:

(a) Pages number 1 to 8 consecutively.

(b) The statement of eligibility and qualification on Form T-1 of Wells Fargo Bank, N.A., as Trustee under the Indenture to be qualified (included as Exhibit 25.1 hereto).

(c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of each trustee.

List of Exhibits

Exhibit T3A	—	Certificate of Formation for Mirant Americas Generation, LLC (filed as Exhibit 3.1 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and incorporated by reference herein)

Exhibit T3B	—	Limited Liability Company Agreement for Mirant Americas Generation, LLC (filed as Exhibit 3.2 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and incorporated by reference herein)

Exhibit T3C	—	Form of Indenture between Mirant Americas Generation, LLC and Wells Fargo Bank, N.A., as Trustee (filed herewith)

Exhibit T3D	—	Not Applicable

Exhibit T3E.1	—	Offering Circular (filed herewith)

Exhibit T3E.2	—	Letter of Transmittal (filed herewith)

Exhibit T3E.3	—	Letter to Brokers (filed herewith)

Exhibit T3E.4	—	Letter from Brokers to Client (filed herewith)

Exhibit T3E.5	—	Notice of Guaranteed Delivery (filed herewith)

Exhibit T3F	—	A cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act (included as part of Exhibit T3C herewith)

Exhibit 25.1	—	Form T-1 qualifying Wells Fargo Bank, N.A. as Trustee under the Indenture to be qualified (filed herewith)

SIGNATURE

      Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Mirant Americas Generation, LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Atlanta, and State of Georgia, on the 2nd day of June, 2003.

(Seal)

MIRANT AMERICAS GENERATION, LLC

By: /s/ J. WILLIAM HOLDEN III

Name: J. William Holden III

Title:	Senior Vice President, Chief Financial

Officer and Treasurer

Attest:

By:	/s/ ELIZABETH B. CHANDLER _____________________________________ Name: Elizabeth B. Chandler

Title: Vice President

Annex A

Schedule of Underwriters for Securities of the Company

within the Previous Three Years

MIRANT AMERICAS GENERATION, LLC

Securities	Underwriters

1.	$500,000,000 7.625% Senior Notes due May 1, 2006, dated as of May 1, 2001.	Lehman Brothers Inc.
399 Park Avenue
New York, NY 10022;

Credit Suisse First Boston Corporation
Eleven Madison Avenue
New York, NY 10010;

Banc of America Securities LLC
600 Montgomery Street
San Francisco, California;

Deutsche Banc Alex. Brown Inc.
280 Park Avenue, 3rd Floor
New York, New York 10017;

Wachovia Securities, Inc.
2.	$850,000,000 8.300% Senior Notes due May 11, 2011, and $400,000,000 9.125% Senior Notes due May 1, 2031 dated as of May 1, 2001.	Lehman Brothers Inc.
399 Park Avenue
New York, NY 10022;

Credit Suisse First Boston Corporation
Eleven Madison Avenue
New York, NY 10010;

Banc of America Securities LLC
600 Montgomery Street
San Francisco, California 94111;

Deutsche Banc Alex. Brown Inc.
280 Park Avenue, 3rd Floor
New York, New York 10017;
Wachovia Securities, Inc.
Riverfront Plaza
901 East Byrd Street
Richmond, Virginia 23219

A-1

Securities	Underwriters

3.	$300,000,000 7.20% Senior Notes due 2008 and $450,000,000 8.50% Senior Notes due 2021, dated as of May 1, 2001.	Salomon Smith Barney Inc.;
388 Greenwich Street
New York, New York 10003;

Banc of America Securities LLC
280 Park Avenue, 3rd Floor
New York, New York 10017;

Blaylock & Partners, L.P.
399 Park Avenue, 15th Floor
New York, New York 10022;

Scotia Capital (USA) Inc.
One Liberty Plaza
165 Broadway Ave.
25th floor
New York, NY 10006;

TD Securities (USA) Inc.
31 West 52nd Street
New York, New York
10019-6101;

Tokyo-Mitsubishi International plc.
26F Marunouchi Bldg, 4-1, Marunouchi 2-Chome, Chiyoda-ku, Tokyo 100-6326, Japan

A-2